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Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2004	Years Ended December 31,
		2003	2002	2001		2000	1999
FIXED CHARGES
Interest expensed	$—	$—	$82,015	$		$119,326	$84,215
Interest capitalized	$—	$—	$—	$		$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	$—	$—	$—		$—	$—	$—
Estimate of the interest within rental expense	129,367	$131,142	$46,901		$33,993	$35,014	$32,945
Preference security dividend requiremetns of consolidated subsidiaries	$—	$—	$—	$		$—	$—

TOTAL FIXED CHARGES	$129,367	$131,142	$46,901		$116,008	$154,340	$117,160
EARNINGS
Pre-tax income from continuing operations	$(15,161,477)	$(11,268,294)	$(5,433,055)		$(1,652,004)	$(807,076)	$(1,306,778)
Plus: Fixed charges	$129,367	$131,142	$46,901		$116,008	$154,340	$117,160
Plus: Amortization of capitalized interest	$—	$—	$—		$—	$—	$—
Plus: Distributed income of equity investees	$—	$—	$—		$—	$—	$—
Plus: Share of pre-tax losses of equity investees arising from guarantees included in fixed charges	$—	$—	$—		$—	$—	$—

Subtotal	$(15,032,110)	$(11,137,152)	$(5,386,154)		$(1,535,996)	$(652,736)	$(1,189,618)
Less: Interest capitalized	$—	$—	$—		$—	$—	$—
Less: Preference security dividend requirement of consolidated subsidiaries	$—	$—	$—		$—	$—	$—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	$—	$—	$—		$—	$—	$—

Subtotal	$—	$—	$—		$—	$—	$—
Net Earnings	$(15,032,110)	$(11,137,152)	$(5,386,154)		$(1,535,996)	$(652,736)	$(1,189,618)
Ratio of Earnings to Fixed Charges	n/a	n/a	n/a		n/a	n/a	n/a
Deficiency of Earnings to Fixed Charges	$15,161,477	$11,268,294	$5,433,055		$1,652,004	$807,076	$1,306,778

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  Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges